

May 13, 2011

Ron Cohen
President and CEO
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

> **Re:** **Acorda Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-50513**

Dear Mr. Cohen:

We have reviewed your March 23, 2011 response to our March 10, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

(9) License and Research and Collaboration Agreements, page F-20
Biogen Idec, page F-21

1. We acknowledge your response to our comment one. Please elaborate on why there is no significant and incremental discount associated with the supply agreement. Although you indicate on the second page of your January 31, 2011 response that supplying Biogen Idec at your cost is reflective of the lack of value you add to the process, please tell us why access to the manufacturer is not indicative of significant value that should be reflected in the price charged to Biogen Idec when you are the sole world-wide licensee from Elan. In addition, it appears that you would bear some administrative costs that could reasonably be expected to be covered by some markup in the arrangement. In your response, please clarify whether you would take possession and/or title to inventory ordered by Biogen Idec and whether you would bear the risk of loss until delivery to Biogen Idec. Also, please clarify in your response the impact of the three-party consent and why you must consent to have Biogen Idec deal directly with Elan if you provide no added value. Tell us whether you have provided that consent. If so, please tell us

whether you were compensated for providing that consent. If not, please tell us why you have not provided it.

2. Assuming you can substantiate why there is not a significant and incremental discount associated with the supply agreement, please provide us proposed revised disclosure to be included in future periodic reports that clarifies why you do not account for the supply agreement as a deliverable at inception. In this regard, your current disclosure refers to the supply agreement as a contingent deliverable, however the mere fact that a contingency exists does not preclude characterizing the supply agreement as a deliverable under ASC Subtopic 605-25. Please specifically disclose that the applicability of the supply agreement is outside the control of Biogen Idec and that you do not believe there is a significant and incremental discount and your basis for these conclusions.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant